UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ALLURION TECHNOLOGIES, INC.

(formerly known as Allurion Technologies Holdings, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02008G102
(CUSIP Number)

RTW Investments, LP
Attn: Roderick Wong, M.D.
40 10th Avenue, Floor 7
New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02008G102	13D/A	Page 2 of 8 Pages

1.	Name of Reporting Person RTW Investments, LP
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
8.

Shared Voting Power

4,416,587 (including 479,196 Shares issuable upon conversion of the Notes (as defined in Item 4 of the Schedule 13D) and 239,842 Shares issuable upon exercise of Public Warrants (as defined in Item 4 of this Amendment No. 2))*

	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,416,587 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,587 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%*, **
14.	Type of Reporting Person PN, IA

*The exercise of the Public Warrants reported herein is subject to the Blocker (as defined in Item 4 of this Amendment No. 2) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of Shares that would be issuable upon the exercise of the Public Warrants in full and does not give effect to the Blocker. Therefore, the actual number of Shares beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

**Percentage based upon 62,305,245 shares of the Company’s Common Stock reported to be outstanding in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 28, 2024, after giving effect to the completion of the public offering and private placement described under Item 4 below, and assumes the conversion of the Notes up to the Conversion Cap (as defined in Item 4 of the Schedule 13D) and the exercise of the Public Warrants subject to the Blocker (as defined in Item 4 of this Amendment No. 2) and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

CUSIP No. 02008G102	13D/A	Page 3 of 8 Pages

1.	Name of Reporting Person Roderick Wong, M.D.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,416,587 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,416,587 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,587 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%*, **
14.	Type of Reporting Person IN, HC

*The exercise of the Public Warrants reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of Shares that would be issuable upon the exercise of the Public Warrants in full and does not give effect to the Blocker. Therefore, the actual number of Shares beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

** Percentage based upon 62,305,245 shares of the Company’s Common Stock reported to be outstanding in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 28, 2024, after giving effect to the completion of the public offering and private placement described under Item 4 below, and assumes the conversion of the Notes up to the Conversion Cap (as defined below) and the exercise of the Public Warrants subject to the Blocker and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

CUSIP No. 02008G102	13D/A	Page 4 of 8 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the initial statement on Schedule 13D, filed on August 11, 2023 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on April 17, 2024 (“Amendment No. 1”) by the undersigned. This Amendment No. 2 amends the Initial Schedule 13D and Amendment No. 1 as specifically set forth herein (the Initial Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The source of funds used for the purchase of the Shares, the Public Warrants, the Series A Preferred Stock and the Private Warrants (each as defined below and collectively the “Securities”) was the working capital of the RTW Funds. The aggregate purchase price of 239,842 Shares, Public Warrants to purchase 239,842 Shares, 2,260,159 shares of Series A Preferred Stock and Private Warrants to purchase 2,260,159 Shares was $3.0 million.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

The RTW Funds invested an aggregate of $3.0 million in (i) the Company’s public offering of Shares and warrants to purchase Shares (the “Public Warrants”) pursuant to the Company’s Registration Statement on Form S-1 (File number 333-280466) initially filed with the Securities and Exchange Commission on June 26, 2024, as amended and (ii) a concurrent private placement of a newly-created series of preferred stock, Series A convertible preferred stock (the “Series A Preferred Stock”) and accompanying private placement warrants.

The RTW Funds are deemed to be related parties under New York Stock Exchange listing rules, which require stockholder approval for issuances of Shares in an amount greater than 1% of the Shares currently outstanding. Accordingly, in lieu of Shares, to the extent that the investment of $3.0 million by the RTW Funds in the Company’s public offering at the Public Offering Price (as defined below) would result in the issuance of greater than 1% of the Shares currently outstanding to the RTW Funds, the RTW Funds acquired shares of Series A Preferred Stock.

Accordingly, the RTW Funds (i) acquired 239,842 Shares and Public Warrants to purchase 239,842 Shares at $1.20 per share of Common Stock and associated Public Warrant (the “Public Offering Price”) in the Company’s public offering on the same terms and conditions as the other Shares and Public Warrants sold in the public offering and (ii) on June 28, 2024, the RTW Funds entered into a subscription agreement (the “Subscription Agreement”) with Company pursuant to which the RTW Funds agreed to purchase 2,260,159 shares of Series A Preferred Stock, and accompanying private placement warrants to purchase 2,260,159 Shares (the “Private Warrants”) in a concurrent private placement. The terms of the Series A Preferred Stock are set forth in a Certificate of Designations filed by the Company (the “Certificate of Designations”). The purchase price for the Series A Preferred Stock and Private Warrants, purchased together, is $1.20 per share of Series A Preferred Stock and associated Private Warrant, and the Private Warrants have an exercise price of $1.20 per share.

CUSIP No. 02008G102	13D/A	Page 5 of 8 Pages

A holder (together with its affiliates) may not exercise any portion of the Public Warrants or Private Warrants to the extent that such holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of the Company’s outstanding Shares immediately after exercise of such warrants, except that, upon at least 61 days’ prior notice from such holder to the Company, such holder may increase the amount of beneficial ownership of outstanding Shares after exercising such holder’s warrants (the “Blocker”). The Public Warrants and the Private Warrants held by the RTW Funds are subject to a Blocker, which is currently set at 4.99% and can be increased to 9.99% upon 61 days’ prior notice and accordingly, the Reporting Persons have included the Shares issuable upon exercise of Public Warrants up to 9.99% of the outstanding Shares in their beneficial ownership. Until Stockholder Approval, the Private Warrants are not exercisable.

The public offering and the concurrent private placement were consummated on July 1, 2024.

Pursuant to the Subscription Agreement, the Company is required to include a proposal in its definitive proxy statement on Schedule 14A seeking stockholder approval of the conversion of the Series A Preferred Stock and the exercise of the Private Warrants (the “Stockholder Approval”) no later than December 31, 2025, and if the Company does not obtain Stockholder Approval at such meeting, it shall call a special meeting of stockholders each 90-day period thereafter at least two times, and thereafter at each subsequent annual meeting until Stockholder Approval is obtained or the shares of Series A Preferred Stock and Private Warrants are no longer outstanding. Each share of Series A Preferred Stock will automatically convert into one share of Common Stock (or equivalent pre-funded warrants, and subject to customary anti-dilution provisions) upon receipt of the Stockholder Approval. The Private Warrants are not exercisable prior to Stockholder Approval.

The shares of Series A Preferred Stock have no voting rights except as required by law. The Series A Preferred Stock ranks (i) junior to any class or series of preferred stock of the Company hereafter created, (ii) junior to any senior secured debt obligations and (iii) pari passu with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily.

Each share of Series A Preferred Stock outstanding on December 31, 2026 (the “Redemption Date”) shall, except to the extent prohibited by Delaware law governing distributions to stockholders, be redeemed by the Company for cash at a redemption price equal to the volume-weighted average price per share of the Common Stock during the twenty (20) consecutive Trading Day period ending and including the trading day immediately preceding the Redemption Date (the “Redemption Price”). If the shares of Series A Preferred Stock are redeemed, the Company must offer to repurchase the Private Warrants at a price per share of underlying Common Stock equal to the Redemption Price minus the exercise price of the Private Warrants.

CUSIP No. 02008G102	13D/A	Page 6 of 8 Pages

The foregoing descriptions of the Subscription Agreement, the Certificate of Designations, the Public Warrant and the Private Warrant are not complete and are qualified in their entirety by reference to the complete text of the Subscription Agreement, which is filed as Exhibit 99.14 to the Schedule 13D, the Certificate of Designations, which is filed as Exhibit 99.15 to the Schedule 13D, the Public Warrant, which is filed as Exhibit 99.16 to the Schedule 13D, and the Private Warrant, which is filed as Exhibit 99.17 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 62,305,245 shares of the Company’s Common Stock reported to be outstanding in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 28, 2024, after giving effect to the completion of the public offering and private placement described under Item 4, and assumes the conversion of the Notes up to the Conversion Cap and the exercise of the Public Warrants subject to the Blocker and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

(b) See rows (7) through (10) of the cover page to this Amendment No. 2 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days other than as reported in Item 4.

(d) No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the Shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 02008G102	13D/A	Page 7 of 8 Pages

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

99.14 Subscription Agreement, dated as of June 28, 2024, by and among the Company and the RTW Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 1, 2024).

99.15 Certificate of Designations for the Series A Preferred Stock of the Company (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 1, 2024).

99.16 Form of Public Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 1, 2024).

99.17 Form of Private Placement Warrant (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 1, 2024).

CUSIP No. 02008G102	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 2, 2024

RTW INVESTMENTS, LP

By: /s/ Roderick Wong, M.D.
Name: Roderick Wong, M.D.
Title: Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.